Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Xactly Corporation:

We consent to the use of our report dated April 17, 2015, except for Note 15 to the Consolidated Financial Statements, which is as of June 11, 2015, with respect to the consolidated balance sheets of Xactly Corporation and subsidiaries as of January 31, 2014 and 2015, and the related consolidated statements of operations, comprehensive loss, stockholders’ equity (deficit), and cash flows for each of the years in the three-year period ended January 31, 2015, included herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG

Santa Clara, California

June 11, 2015